Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333−136666
November 27, 2006

New Issue	STRUCTURED EQUITY PRODUCTS
Indicative Terms
THE BEAR STEARNS COMPANIES INC.
Notes Linked to the Performance of the U.S. Adagio Strategy Index

These Notes are Principal Protected (if held to maturity)

INVESTMENT HIGHLIGHTS

•	Five-year term to maturity.

•	The Notes are direct obligations of The Bear Stearns Companies Inc. (Rated “A1” by Moody’s / “A+” by S&P).

•	Issue Price: 100.00% of the principal amount (99% for investors who purchase a principal amount of at least $1,000,000).

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The U.S. Adagio Strategy Index (the “Index”) is dynamically weighted and is comprised of the following three Components: (1) the S&P 500® Index; (2) the iShares® Dow Jones U.S. Real Estate Index Fund; and (3) the iShares® Lehman Aggregate Bond Fund.

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Coupon payments depend upon the performance of the Index relative to its Initial Index Level. Whether a coupon is paid on any given Coupon Payment Date is based on (i) the increase, if any, in the Index Level relative to the Initial Index Level and (ii) the sum of all previously paid coupons. Each annual coupon cannot be less than zero.

•	The Notes are principal protected only if held to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

     BEAR, STEARNS & CO. INC.
STRUCTURED PRODUCTS GROUP
                  (212) 272-6928

STRUCTURED PRODUCTS GROUP

This free writing prospectus relates to a Note offering linked to the U.S. Adagio Strategy Index. The Index replicates a strategy that selects dynamically from three U.S. asset classes (equities, real estate and investment-grade debt securities) according to the previous 12 monthly returns of the S&P 500® Index, the iShares® Dow Jones U.S. Real Estate Index Fund and the iShares® Lehman Aggregate Bond Fund. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc. (“BSC”).
ISSUER’S RATING:	“A1” / “A+” (Moody’s / S&P).
CUSIP NUMBER:	073928S38
ISSUE PRICE:	100.00% of the principal amount (the “Principal Amount”) (99% for investors who purchase a Principal Amount of at least $1,000,000).
PRINCIPAL AMOUNT:	To be disclosed in the final pricing supplement.
DENOMINATIONS:	$1,000 per Note.
SELLING PERIOD ENDS:	December [22], 2006.
PRICING DATE:	December [22], 2006.
SETTLEMENT DATE:	December [●], 2006.
CALCULATION DATES:	December [22] of each year (or if December [22] is not a trading day, the following trading day) commencing December [22], 2006 (the “Initial Calculation Date”).
COUPON:
The Notes will pay a coupon, if any, on the third business day following December [22] of each year (or if December [22] is not a trading day, the following trading day) commencing December [27], 2007 (each a “Coupon Payment Date”). The final Coupon Payment Date is the same day as the Maturity Date. For each Note you hold, on each Coupon Payment Date you will receive $1,000 multiplied by the percentage, if any, increase of the Index Level as of the applicable Calculation Date relative to its Initial Index Level minus the sum of the amounts of all previously paid coupons. If, as of any Calculation Date, this calculation results in an amount less than or equal to zero, there will be no coupon payment for that year.

COUPON PAYMENT DATE:	The third business day following December [22] of each year (or if December [22] is not a trading day, the following trading day) commencing December [27], 2007.
MATURITY DATE:	December [28], 2011 (for a term of approximately five years).
INDEX LEVEL:
The Index Level will be calculated on each day the Closing Level of the Equity Component is published by its Component Sponsor and the Closing Level of each of the Real Estate Component and the Bond Component is available on its respective primary exchange. The Index Level will equal the sum of (a) the Index Level last published and (b) the product of (x) the Index Level last published multiplied by (y) the sum of the product of (i) the daily percentage change in the Closing Level of each Component multiplied by (ii) its respective Component weighting in the Index as of such date. In addition, the Index Level will be adjusted downwards by a monthly amount equal to 0.225% applied pro rata on a daily basis, as described in the Pricing Supplement under “Description of the Notes—Index Level.”

INITIAL INDEX LEVEL:	The Closing Level of the Index, as determined by the Strategy Sponsor on the Initial Calculation Date.
THE INDEX:
The Index replicates a strategy based on the relative weightings of the three U.S. asset classes (equities, real estate and government bonds) that are represented by the Components. Each Component in the Index is re-weighted on a monthly basis. The percentage weightings of the Real Estate Component and the Equity Component in a given month are determined by a formula which utilizes the monthly returns of the Real Estate Component and the Equity Component for each of the trailing 12 months. The percentage weightings of the Real Estate Component and the Equity Component are each subject to a minimum weighting of 0% and a maximum weighting of 50% each. The Bond Component is the residual Component. Its weighting is the percentage, if any, required to make the sum of all Component weightings equal 100%.

COMPONENTS:	• The S&P 500® Index (the “Equity Component”) (Bloomberg Ticker: SPX <Index>):

- Standard and Poor’s 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure the performance of the broad domestic US economy through changes in the aggregate market value of 500 stocks representing all major industries.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

• The iShares® Dow Jones US Real Estate Index Fund (the “Real Estate Component”) (Bloomberg Ticker: IYR <Index>):

- iShares® Dow Jones US Real Estate Index Fund is an exchange-traded fund of the iShares Trust, a Delaware statutory trust. The fund’s objective is to achieve investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones US Real Estate Index. The fund is traded on the New York Stock Exchange.

• The iShares® Lehman Aggregate Bond Fund (the “Bond Component”) (Bloomberg Ticker: AGG US <Equity>):

- iShares® Lehman Aggregate Bond Fund is an exchange-traded fund of the iShares Trust, a Delaware statutory trust. The fund’s objective is to achieve investment results that correspond generally to the price and yield performance, before fees and expenses, of the total United States investment grade bond market as defined by the Lehman Brothers U.S. Aggregate Index. The fund is traded on the American Stock Exchange.

STRATEGY SPONSOR:	Standard & Poor’s, a division of the McGraw-Hill Companies.

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated November 27, 2006 the “Pricing Supplement”. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The Pricing Supplement and the accompanying Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows:
http://www.sec.gov/Archives/edgar/data/777001/000104746906009687/a2171940z424b5.htm

The following illustrative table demonstrates the hypothetical coupon payments on a Note based on the assumptions outlined below. The table does not purport to be representative of every possible scenario concerning increases or decreases in the Index. You should not construe this table as an indication or assurance of the expected performance of the Notes.

The following tables demonstrate the hypothetical coupon payments on a Note based on the assumptions that (i) the Index increases over the term of the Note as indicated in Example 1, (ii) the Index increases in each of Years 1 through 3 and then declines in Year 4 before increasing again in Year 5 of the term of the Note in Example 2, (iii) the Index increases over the first three years of the term of the Note and declines in Year 4 and Year 5 in Example 3 and (iv) the Index declines over four out of five years of the term of the Note in Example 4.

The examples below do not purport to be representative of every possible scenario concerning increases or decreases in the Index Level. You should not construe these examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. The examples demonstrating the hypothetical coupon payments of a Note are based on the following assumptions:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Initial Index Level is equal to 240.00.

•	All returns are based on a 5-year term; pre-tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

	Example 1
	The Index increases over the term of the Note.

Time Period	Initial Level	Year 1	Year 2	Year 3	Year 4	Year 5
Index Level	240	271.356	291.636	334.814	371.008	390.087
Percentage Change in Index Level from Initial Index Level	NA	13.065%	21.515%	39.506%	54.58%	62.536%
Cumulative Past Coupons	NA	NA	13.065%	21.515%	39.506%	54.587%
Annual Coupon	NA	13.065%	8.45%	17.991%	15.081%	7.950%
Index CAGR[1]	NA	13.07%	10.23%	11.74%	11.50%	10.20%
[1] Compounded annual growth rate

	Example 2
	The Index increases and then declines for 1 year before recovering.

Time Period	Initial Level	Year 1	Year 2	Year 3	Year 4	Year 5
Index Level	240	271.356	291.636	334.814	322.639	341.718
Percentage Change in Index Level from Initial Index Level	NA	13.065%	21.515%	39.506%	34.433%	42.383%
Cumulative Past Coupons	NA	NA	13.065%	21.515%	39.506%	39.506%
Annual Coupon	NA	13.065%	8.450%	17.991%	0.00%	2.877%
Index CAGR	NA	13.07%	10.23%	11.74%	7.68%	7.32%

	Example 3
	The Index increases for the first 3 years and then declines for the remaining term.

Time Period	Initial Level	Year 1	Year 2	Year 3	Year 4	Year 5
Index Level	240	271.356	291.636	334.814	322.639	299.850
Percentage Change in Index Level from Initial Index Level	NA	13.065%	21.515%	39.506%	34.433%	24.938%
Cumulative Past Coupons	NA	NA	13.065%	21.515%	39.506%	39.506%
Annual Coupon	NA	13.065%	8.450%	17.991%	0.00%	0.00%
Index CAGR	NA	13.07%	10.23%	11.74%	7.68%	4.55%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

	Example 4
	The Index declines over four out of five years of the term of the Note

Time Period	Initial Level	Year 1	Year 2	Year 3	Year 4	Year 5
Index Level	240	242.556	241.477	220.163	215.188	214.732
Percentage Change in Index Level from Initial Index Level	NA	1.065%	0.6154%	-8.265%	-10.338%	-10.528%
Cumulative Past Coupons	NA	NA	1.065%	1.065%	1.065%	1.065%
Annual Coupon	NA	1.065%	0.00%	0.00%	0.00%	0.00%
Index CAGR	NA	1.07%	0.31%	-2.83%	-2.69%	-2.20%

The following hypothetical historical information should not be taken as an indication of the future performance of the Index over the term of the Notes or the future coupons thereunder.

Neither the Notes nor the Index have a trading history. As a consequence, the following hypothetical historical performance data is based on the application of the Index to the actual historical performance of the Components and to hypothetical investments having varying maturities but otherwise having the same characteristics as the Notes. No future performance of the Notes or the Index may be inferred from any of the historical simulations set forth herein.

For the period of time from and including September 26, 2003 to and including October 31, 2006, the hypothetical historical performance data set forth below was derived from data provided on the Bloomberg Financial Service with respect to each Component, in each case, without independent verification from the Issuer.

For the period of time from and including August 31, 1996 to and including September 26, 2003, the hypothetical historical performance data set forth below was derived from data provided on the Bloomberg Financial Service with respect to the Equity Component and the Real Estate Component, and Lehman Brothers Inc. with respect to the Bond Component, in each case without independent verification from the Issuer. Because the Bond Component commenced trading on September 26, 2003, all of the hypothetical historical performance data set forth with respect to the Bond Component prior to that date reflects the performance of the Lehman Brothers U.S. Aggregate Index and not the performance of the iShares® Lehman Aggregate Bond Fund. The iShares® Lehman Aggregate Bond Fund was created specifically to seek investment results that correspond to the price and yield performance of the total U.S. investment-grade bond market as defined by the Lehman Brothers U.S. Aggregate Index, and the returns of the iShares® Lehman Aggregate Bond Fund have been highly correlated to the returns of the Lehman Brothers U.S. Aggregate Index since the time of its inception. Nevertheless, discrepancies may exist from time to time between the performance of the Bond Component and the level of the Lehman Brothers U.S. Aggregate Index.

The hypothetical historical performance data presented represent reconstructions of a series of hypothetical investments on every trading day during the relevant period described below. The performance of hypothetical investments is linked to a historical reconstruction of the Index performance based on the actual historical performance of the Components as described in the paragraph above. This historical reconstruction of the Index performance uses a methodology identical to the methodology that the Index will use for the Notes. This means we used the same coefficients and Component minimum and maximum weighting constraints and effected the same daily deduction of the Index Adjustment Factor.

See “Risk Factors—The hypothetical historical performance data does not represent future performance” in the Pricing Supplement.

Investors should understand that historical performance is not indicative of future results.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Hypothetical 5-Year Investments Pursuant in the U.S. Adagio Strategy Index

The returns described below relate to a series of hypothetical investments each with a 5-year maturity created according to the parameters of the U.S. Adagio Strategy Index on every Trading Day during the period beginning on August 31, 1996 and ending on October 31, 2001. These hypothetical investments matured on every Trading Day during the period beginning on August 31, 2001 and ending on October 31, 2006.

The arithmetic average of the annual returns of each hypothetical investment was 10.59% with the greatest annual return of these hypothetical investments returning 12.75% and the smallest annual return of these hypothetical investments returning 8.99%.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Hypothetical Historical Index Statistics and Historical Component Statistics

The statistics in the column titled “Index” below relate to a hypothetical investment in a basket of the Components from August 31, 1997 to October 31, 2006, had the basket been weighted in accordance with the formula for calculating the Index on August 31, 1997. The statistics in the column for each Component relate to a separate hypothetical investment in each of the respective Components from August 31, 1997 to October 31, 2006. The statistics in the column titled “Static Basket” below relate to a hypothetical investment on August 31, 1997 in a static equally-weighted basket of each of the Components, which was not thereafter re-weighted or adjusted, through October 31, 2006.

The below statistics relate to an investment in Adagio from 31 August 1997 to 31 October 2006

	Index	Equity Component[1]	Real Estate Component[1]	Bond Component[2]	Static Basket
Annualized Return[3]	10.55%	4.76%	6.80%	6.69%	6.62%
Volatility[4]	6.58%	18.46%	14.42%	4.19%	9.33%
Maximum Drawdown[5]	-3.90%	-39.80%	-39.27%	-4.84%	-10.73%
Sharpe Ratio (with Risk Free Rate of 0%)[6]	1.60	0.26	0.47	1.60	0.71
Best Month Performance	3.92%	9.67%	10.86%	3.46%	5.40%
Worst Month Performance	-3.03%	-14.58%	-14.50%	-4.33%	-7.85%
% of Profitable Months	73.87%	57.66%	61.26%	70.27%	63.96%
% of Non-Profitable Months	26.13%	42.34%	38.74%	29.73%	36.04%
Correlation with Equity Component	20.51%	100.00%	39.07%	-31.49%	79.63%
Correlation with Real Estate Component	38.88%	39.07%	100.00%	-7.82%	84.04%
Correlation with Bond Component	55.86%	-31.49%	-7.82%	100.00%	-4.57%

1 Price Return Performance.

2 Total Return Performance.

3 The return on an investment over a period of time from August 31, 1997 to October 31, 2006 calculated to give the compounded annual growth rate.

4 The relative rate at which the price of a security changes in value, found by calculating the annualized standard deviation of daily changes in price.

5 The worst performance an investor would have experience given any starting point.

6 A measure of a portfolio's or asset's excess return relative to the total variability of the portfolio.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” beginning on pages S-3 and PS-12, respectively, in the Prospectus Supplement and Pricing Supplement. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement.

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Suitability of Notes for investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

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You may not receive a Coupon — The level of the Index cannot be predicted. We and our affiliates developed the Index. The future performance of the Index is impossible to predict and, therefore, no future performance of the Notes or the Index may be inferred from any of the historical simulations or any other information set forth herein. Because it is impossible to predict the Index, the Notes could, in some situations make no coupon payment, or a coupon payment that is less then prevailing interest rates.

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No Secondary market— The Notes will not be listed on any securities exchange, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity.

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Taxes — For U.S. federal income tax purposes, we intend to treat the Notes as contingent payment debt instruments. As a result, U.S. Holders will be required to include OID in income during their ownership of the Notes even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” We have computed a “projected payment schedule” that reflects a single payment at maturity that produces the comparable yield. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. Holder would have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). Additionally, U.S. Holders will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the pricing supplement.

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Hypothetical Index performance does not represent actual performance.—The hypothetical historical performance data set forth in the “Hypothetical Historical Performance Data” section should not be taken as an indication of either the future performance of the Index over the term of the Notes or the future annual coupon payments. Neither the Notes nor the Index have a trading history. As a consequence, investors should understand that the historical simulations set forth herein are based on the application of the strategy of the Index to the actual historical performance of the Components, subject to the constraints set forth in “Hypothetical Historical Performance Data” above.

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Certain ERISA Considerations— The purchase of Notes with assets of an employee benefit plan or similar arrangement may be subject to complex rules and regulations governing the investment of such assets. Prospective investors are urged to consult with their own advisors and review the discussion under “Certain ERISA Considerations” in the Pricing Supplement regarding the consequences under the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended and any other applicable law with respect to the investment in the Notes with the assets of an employee benefit plan or similar arrangement.

The U.S. Adagio Index is the exclusive property of Bear Stearns International Limited, one of our affiliates, which has contracted with Standard & Poor’s, a division of the McGraw-Hill Companies (“S&P”, or the “Strategy Sponsor”), to maintain and calculate the Index. The Equity Component is a service mark or trademark of S&P and, if required, has been licensed for use by The Bear Stearns Companies Inc. S&P shall have no liability for any errors or omissions in calculating the Index or the Equity Component. The Notes are not sponsored, endorsed, sold or promoted by S&P; and S&P makes no representations regarding the advisability of investing in the Notes.

All disclosures contained in this free writing prospectus regarding the Components, including their make-up, methods of calculation and changes in their components, are derived from publicly available information. We do not assume any responsibility for the accuracy or completeness of such information.

S&P 500® Index

We have entered into a non-exclusive license agreement with Standard & Poor’s (“S&P”) providing for the license to us, in exchange for a fee, of the right to use the S&P 500® Index (“SPX”), which is owned and published by S&P, in connection with certain securities, including the Notes. The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to us is the licensing of certain trademarks, trade names and service marks of S&P and of the SPX, which is determined, composed and calculated by S&P without regard to us or the Notes. S&P has no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing, or calculating the SPX. S&P is not responsible for and has not participated in the determination of the timing of, prices at which Notes are sold, or quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity. S&P has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

S&P does not guarantee the accuracy and/or the completeness of the SPX or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the SPX or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any lost profits or indirect, punitive, special, or consequential damages or losses, even if notified of the possibility thereof. There are no third party beneficiaries or any agreements or arrangements between S&P and us.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Lehman Brothers US Aggregate Index

We have entered into a non-exclusive license agreement with Lehman Brothers Inc. (“Lehman”) providing for the license to us, in exchange for a fee, of the right use the Lehman Brothers US Aggregate Index, which is owed and published by Lehman, in connection with certain securities, including the Notes. The license agreement between Lehman and us provides that the following language must be set for in this pricing supplement.

The Product(s) is not sponsored, endorsed, sold or promoted by Lehman. Lehman makes no representation or warranty, express or implied, to the owners of the Products(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the Lehman Indices, including without limitation, the Approved Indices, to track general bond market performance. Lehman’s only relationship to the Licensee is the licensing of the Approved Indices which is determined, composed and calculated by Lehman without regard to the Licensee or the Product(s). Lehman has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Approved Indices. Lehman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. Lehman has no obligation or liability in connection with the administration, marketing or trading of the Product(s).

LEHMAN BROTHERS DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE LEHMAN INDICES, OR ANY DATA INCLUDED THEREIN, OR OTHERWISE OBTAINED BY THE BEAR STEARNS COMPANIES INC., OWNERS OF THE PRODUCTS(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LEHMAN INDICES, INCLUDING WITHOUT LIMITATION, THE APPROVED INDICES, IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. LEHMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OF FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES, INCLUDING WITHOUT LIMITATION, THE APPROVED INDICES, OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL LEHMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

BEAR, STEARNS & CO. INC.